ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON
May 18, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk
Ladies and Gentlemen:
On behalf of Iliad Holdings, Inc. (the “Registrant”), we are transmitting for electronic filing via the EDGAR system a memorandum of the Registrant responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 3, 2007.
Please telephone collect Ryan J. Maierson (713.229.2111) or the undersigned (713.229.1475) of the firm Baker Botts L.L.P., counsel to the Registrant, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ STEPHEN A. MASSAD
Stephen A. Massad

Enclosures
cc:	Mr. Donald C. Wayne (Universal Compression Holdings, Inc.)
Mr. Gary M. Wilson (Hanover Compressor Company)
Ms. Suzanne B. Kean (Hanover Compressor Company)
Mr. Scott N. Wulfe (Vinson & Elkins L.L.P.)
Mr. W. Matthew Strock (Vinson & Elkins L.L.P.)
Mr. Ryan J. Maierson (Baker Botts L.L.P.)

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Iliad Holdings, Inc.

RE:	Registration Statement on Form S-4 (File No. 333-141695) Response to SEC staff comments received via facsimile May 3, 2007
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) via facsimile on May 3, 2007 regarding the filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in bold text. Where applicable, our responses indicate the additions or revisions we have included in the first pre-effective amendment to the Form S-4 registration statement (“Amendment No. 1 ”), which we have filed through EDGAR along with a copy of this letter. We also have forwarded to you courtesy copies of Amendment No. 1, marked to show changes from the registration statement as originally filed.
     We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.
General
1.	Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

We have revised Amendment No. 1 accordingly.
Voting by Internet, Telephone or Mail, page i
2.	Here and elsewhere in the proxy statement/prospectus you refer to “proxy cards” and “voting instruction cards”. We believe that when you refer to the voting instruction card, you are referring to the form provided by a record holder for shares held in street name, but please revise your disclosures to distinguish these items where necessary. For example, the information on page i tells investors to return voting instruction cards “in the envelope included with the joint proxy statement/prospectus”, rather than returning the card or form to the record holder. Disclosure suggesting that persons who receive voting instruction cards may vote by phone or internet also appears under “What should I do if I receive more than one set of voting materials?” on page 6 and 7. Please review and revise similar discussions elsewhere in the document in response to this comment.

We have revised Amendment No. 1 accordingly. Please see pages i, 7, 8, 110 and 156.
Questions and Answers About the Meetings, page 1

How do the boards of directors of Hanover and Universal recommend that I vote with respect to the proposed mergers?, page 3
3.	Please provide a cross reference to the section discussing the interests of Hanover and Universal’s directors and executive officers on page 63.

We have revised Amendment No. 1 accordingly. Please see page 3.
When do you expect to complete the mergers?, page 3
4.	Please disclose the anticipated time-period between the vote and the closing of the merger.

We have revised Amendment No. 1 accordingly. Please see page 4.
Opinion of Hanover’s Financial Advisor...page 10
5.	Disclose here and in the main section, if true, that no updated opinions will be obtained from Hanover’s and Universal’s financial advisors.

We have revised Amendment No. 1 to reflect that the financial advisors have not been requested to and are not expected to update their opinions. Please see pages 10-11, 55 and 60.
6.	We note that the fees to be paid to the financial advisors will be paid upon consummation of the merger. Please clarify that this means that these fees are fully contingent upon the completion of the merger as is disclosed on page 57.

We have revised Amendment No. 1 accordingly. Please see page 10-11 and 66.
Conditions to Mergers..., page 13
7.	Disclosure here and elsewhere indicates that the merger’s closing is conditioned upon receipt of opinions on tax matters. Since each party may waive the condition, you must:
•	File executed opinions before effectiveness even though the merger agreement is conditioned upon the receipt of one or more favorable tax opinions at closing.

•	Undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. We note your disclosure on page 75.
We hereby confirm that we will file executed tax opinions before the effectiveness of the registration statement. We will undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material.
The anticipated benefits of combining the companies may not be realized, page 21

8.	Please quantify the anticipated cost savings you anticipate for the merger.

We have revised Amendment No. 1 accordingly. Please see pages 22, 45 and 196.
Hanover and Universal will incur significant transaction and merger-related integration costs in connection with the mergers, page 22
9.	Please disclose the anticipated aggregate change of control payments.

We have revised Amendment No. 1 accordingly. Please see page 23.

10.	We note that in addition to the transaction costs enumerated, you expect to incur costs associated with integrating the operations of the two companies. To the extent possible, please disclose the anticipated aggregate integration costs.

We have revised Amendment No. 1 accordingly. Please see pages 23 and 196.
The merger agreement limits Hanover’s and Universal’s ability to pursue an alternative acquisition proposal..., page 24
11.	This risk factor is duplicative of the previous risk factors entitled “while the mergers are pending, Hanover and Universal will be subject to business uncertainties...” and “Failure to complete the mergers could negatively impact the stock prices and the future business...” Please delete or revise to state a distinct risk.

The risk factor that begins “While the mergers are pending” relates to the potential negative impact on the companies arising from the uncertainty that employees, customers and suppliers may feel during the period between the signing and announcement of the merger agreement and the closing of the transaction. The risk factor that begins “Failure to complete the mergers” relates to the impact on the companies, their respective businesses and their reputations if the mergers are not consummated and the transaction is terminated.

In contrast, the risk factor that begins “The merger agreement limits Hanover’s and Universal’s ability to pursue an alternative acquisition proposal” relates specifically to the non-solicitation and termination fee provisions of the merger agreement. When considering whether to vote in favor of the mergers, stockholders must take into account whether there are or could be any proposals for a business combination involving their company that may be superior to the one presented. In that connection, we believe it is important that our stockholders understand the provisions in the merger agreement that constrain the parties in considering or accepting any alternative transaction and the risks associated with those provisions. This risk factor is the only risk factor that focuses stockholders on the consequences of the “deal protection” mechanisms in the merger agreement. Accordingly, we believe it states a distinct risk and should be retained.
There are risks associated with the companies’ operations in Venezuela..., page 27

12.	Please disclose whether and how you have been impacted by the legal and regulatory changes in Venezuela.

We have revised Amendment No. 1 accordingly. Please see page 28.
Following the consummation of the mergers, Holdings will be subject to a variety of governmental regulations, page 31
13.	Please disclose anticipated regulatory compliance expenditures. Additionally, disclose any recent material expenditures made by Hanover or Universal on regulatory fines and/or remediation.

Because of the uncertainty associated with regulatory compliance matters, Hanover and Universal are not able to quantify anticipated regulatory compliance expenditures with sufficient specificity to publicly disclose such information. Each of Hanover and Universal incur expenditures that are associated with regulatory compliance that are embedded within their respective operating budgets and cannot be separately identified. Also, each company has administrative personnel a portion of whose job function consists of regulatory compliance matters, and the portion of their job responsibilities that can be allocated to regulatory compliance matters cannot be readily identified. Currently, Hanover and Universal do not expect anticipated regulatory compliance expenditures to be material, but such expenditures could be material in the event of a violation or claimed violation of one of the regulatory requirements described in the above-referenced risk factor. Hanover and Universal each supplementally confirms that it has not made any recent material expenditures as a result of regulatory fines and/or remediation.
Cautionary Information Regarding Forward-Looking Statements, page 33
14.	We note your statement that the document contains forward looking statements “within the meaning of” the Private Securities Litigation Reform Act of 1995. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes Iliad’s registration on Form S-4. See Section 27A of the Securities Act of 1933. Please revise the statement on page 33 to delete the reference to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

We have revised Amendment No. 1 accordingly. Please see page 34.
Background of the Mergers, page 35
15.	Please describe the past business relationship between the companies. Please refer to Item 6 of Form S-4. We note that the parties discussed the possibility of a transaction from time to time beginning in 2004. Please elaborate on how these discussions arose.

We have revised Amendment No. 1 accordingly. Please see page 36.
16.	It appears that the parties have from time to time considered mutually beneficial strategic alternatives and business combinations, beginning in the first quarter of 2004. With regard to each occasion that the parties considered a transaction together, please elaborate upon:
•	Which party initiated the contact to discuss these alternatives;

•	Any other strategic alternatives discussed during these meetings;

•	the conclusions drawn regarding these alternatives and outcome of the meetings.
We have revised Amendment No. 1 accordingly. Please see page 36.

17.	Your disclosure indicates that after several occasions upon which the parties deferred consideration of a business combination, they determined in November 2006 that improvements in their business and capital structure made this an opportune time to pursue a business combination. Please elaborate on the nature of these improvements and why the parties believed they supported consideration of the transaction at this time.

We have revised Amendment No. 1 accordingly. Please see page 37.

18.	We note that at the January 26, 2007 board meeting, the Hanover board engaged in a discussion of alternative strategic transactions and advantages and disadvantages of the proposed merger. Please describe these discussions in greater detail. Supplementally, confirm that no offers were made to combine with either company, or disclose the amount and form of consideration offered and the reasons for rejecting the offer(s).

We have revised Amendment No. 1 accordingly. Please see page 42. We confirm that no offers of a business combination were made to either Hanover or Universal during the period in which the parties were in discussions leading up to the signing of the merger agreement.

19.	Please provide for the staff’s review all materials prepared by Credit Suisse and Goldman Sachs provided to Hanover, Universal or their representatives. Provide all transcripts, summaries and video presentation materials as well as copies of board books. We may have further comments upon reviewing these materials.

Copies of each written presentation prepared by Credit Suisse for the Hanover Board and Goldman Sachs for the Universal Board in connection with each Board’s evaluation of the proposed mergers are being supplementally provided to the staff by counsel to Credit Suisse and Goldman Sachs, respectively, together with a request that such materials be afforded confidential treatment under the Freedom of Information Act.
Strategic and Financial Rationale for the Mergers, page 42
20.	We note statements throughout the document regarding the boards’ belief that the merger would result in operating efficiencies or synergies. Please provide a more detailed description of what the combined company will look like going forward. For example, add specific discussion as to how each company complements or overlaps each other. Is each company focused on the same markets? If so, what plans do you have to integrate operations or eliminate duplicative functions? We do note the disclosure here that the merger will create an entity with greater international and geographic diversity and reach.

We have revised Amendment No. 1 accordingly. Please see pages 44-45. We will continue to develop our plans for the structure and integration of the combined company through the exchange of information about Hanover’s and Universal’s respective organizations and operations as permitted under applicable laws.
Hanover’s Reasons for the Mergers and Recommendation of Hanover’s Board of Directors, page 43
21.	With respect to each of the following factors, please provide a reasonably detailed discussion and elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor:
•	Ownership of Holdings

•	Board Composition

•	Increased Operational Scale

•	Stock Market Prices

•	Restrictions of Interim Operations

•	Personnel

•	Universal Business Risks
We have revised Amendment No. 1 accordingly. Please see pages 46-48.

22.	Please quantify the accretion to earnings per share that the board considered as supportive to the mergers. This comment also applies to the Universal board’s reasons for the mergers.

We have revised Amendment No. 1 accordingly. Please see pages 46 and 49.

23.	Please elaborate on the conclusions drawn by the board with respect to the last three bullet points on page 45. Were these considered potential benefits or risks of the transaction?

We have revised Amendment No. 1 accordingly. Please see page 48.
Universal’s Reasons for the Mergers and Recommendation of Universal’s Board of Directors, page 46
24.	With respect to each of the following factors, please provide a reasonably detailed discussion and elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor:
•	Holdings Governance and Board Composition

•	Employment Matters

•	Regulatory Approvals

•	Hanover Business Risks

•	Debt Arrangements

•	Termination Fee
We have revised Amendment No. 1 accordingly. Please see pages 50-52.

25.	Please elaborate on the conclusions drawn by the board with respect to the bullet points following the sentence “The Universal board also considered the following factors...” on the top of page 49.

We have revised Amendment No. 1 accordingly. Please see page 52.

26.	Please disclose whether Universal considered the fact that its stockholders would own a minority of the combined company’s stock as a potential risk of the merger. We note that Hanover’s board considered its stockholders’ eventual 53% ownership as a factor generally supporting its decision to enter into the merger.

The Universal board did not identify its stockholders’ relative ownership interest in the combined company to be a potential risk of the merger. The Universal board evaluated the exchange ratio in deciding to recommend the mergers; the relative ownership interests in the combined company are simply another way of stating the exchange ratio.
Opinion of Hanover’s Financial Advisor, page 52
27.	We note your statement on page 54 that in performing its analyses, Credit Suisse considered general business, economic, industry and market conditions and other matters as they existed on, and could be evaluated as of, the date of the written opinion. Please describe these “other matters”, to the extent they are material, or delete the reference.

We have revised Amendment No. 1 to delete the reference to “other matters.” Please see page 57.

28.	We note the disclosure on page 57 that Credit Suisse and its affiliates have in the past provided and are currently providing services to Hanover unrelated to the proposed merger. Please disclose how much has been paid to Credit Suisse in the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A. Please provide the same disclosure for Goldman Sachs.

With respect to Credit Suisse, we have revised Amendment No. 1 accordingly. Please see page 60. With respect to Goldman Sachs, the staff is supplementally advised that Goldman Sachs has not provided any investment banking services or received any investment banking fees from Universal or Hanover unrelated to the merger in the past two years.

29.	Please provide more detail about how Credit Suisse selected the companies used in its comparable transactions and comparable companies analyses. Also, disclose whether any companies meeting these criteria were excluded from the analyses. Please do the same for Goldman Sachs’ opinion.

With respect to Credit Suisse, we have revised Amendment No. 1 accordingly. Please see pages 58-59.

With respect to Credit Suisse’s analyses, we supplementally advise the staff that no specific numeric or other “bright-line” criteria were used to select the selected companies and selected transactions and that all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Thus, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. It is therefore not possible to identify specific criteria for inclusion or to say that companies meeting such unspecified criteria were excluded. Rather, in determining whether companies or transactions should be included or excluded, the relevant consideration was whether, evaluating all criteria in their entirety, such companies or transactions were generally perceived as being more or less comparable to Hanover or the Hanover merger.

With respect to Goldman Sachs, we have revised Amendment No. 1 accordingly. Please see page 62.

30.	Please disclose any limitations or instruction the financial adviser received regarding the rendering of its opinion. Please refer to Item 1015(b)(6) of Regulation M-A. Please do the same for Goldman Sachs’ opinion.

We confirm that the registration statement already summarizes the instructions received by Credit Suisse from Hanover and any limitations imposed by Hanover on the scope of Credit Suisse’s investigation in connection with the rendering of Credit Suisse’s opinion. We further confirm that the registration statement already summarizes the instructions received by Goldman Sachs from Universal and any limitations imposed by Universal on the scope of Goldman Sachs’ investigation in connection with the rendering of Goldman Sachs’ opinion.
Opinion of Universal’s Financial Advisor, page 57
Selected Transaction Analysis, page 59
31.	Please explain how Goldman Sachs used this analysis in its fairness determination. Did it compare similar information for Hanover and Universal? If so, what were the percentage market capitalization, etc. for this transaction?

The Staff is supplementally advised that Goldman Sachs performed its selected transactions review primarily to analyze the composition of the board and senior management of the combined company in similar merger of equals transactions. Goldman Sachs did not perform such review for the purposes of financial analyses. Additionally, the disclosure on page 62 regarding Goldman Sachs’ selected transaction review has been revised.
Regulatory Matters, page 70
32.	Please update the status of the regulatory approvals sought or to be sought from the domestic and foreign anti-trust authorities.

We have revised Amendment No. 1 accordingly. Please see pages 12 and 75-76.
Amendment; Extensions and Waivers, page 91
33.	Please briefly describe the facts under which the parties can waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes.

We have revised Amendment No. 1 accordingly. Please see pages 96-97.
Hanover Compressor Company, page 92
34.	Please provide the basis for your statement that Hanover is a global market leader in the full service natural gas compression business and is also a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications.

According to the Oilfield Market Report prepared by Spears & Associates, Inc. dated October 2006, Hanover ranked number one among providers of contract compression services based upon revenue from rentals of compression units during the period 1999 through 2006. Spears & Associates provides business planning, analysis, activity forecasts and market research-based consulting services to the worldwide petroleum equipment and service industry. The Oilfield Market Report is a report that may be purchased by customers of Spears & Associates that details the equipment and service markets associated with the exploration, drilling and production segments of the worldwide petroleum industry. In addition, based on its general knowledge of the worldwide market, Hanover is not aware of any other person or entity in the business of providing contract compression services that sells or rents more compression units (on a horsepower basis) than Hanover.

The statement that Hanover is a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications is based primarily on the general market knowledge of, and analysis by, Hanover’s management. In June 2005, Hanover undertook a study of the U.S. and international oil and gas production equipment manufacturing industry. Based on this analysis, Hanover determined that it ranked second in sales in the U.S. in 2004 behind Natco Group Inc. Hanover’s primary competitors in the international market for oil and gas production equipment manufacturing are Aker Kvaerner, Global Process Systems, Petreco and Perofac. While there is significant competition in both the domestic and international markets for oil and natural gas production equipment manufacturing, Hanover believes, based on the large size and complexity of jobs that it is asked to bid upon and the projects it has completed, that it is a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications.
Comparative Stock Prices and Dividends, page 16
Comparative Stock Prices and Dividends, page 94
35.	We note your presentation of “Hanover Equivalent per Share” stock prices. Please help us to understand how this presentation complies with the requirements of Form S-4, including Item 3(g) of Form S-4. Also help us to understand why this measure presents Universal’s stock price as though Universal were going to have a stock split immediately prior to the merger, when this is not consistent with the terms of the merger agreement, which instead indicate that Hanover will effectively have a reverse stock split immediately prior to the merger.

We have revised Amendment No. 1 to reflect the Universal equivalent per share data. Please see pages 16 and 99.
Proxy Solicitation, page 105

36.	We note that you may employ various methods to solicit proxies, including mail, telephone, telegram, facsimile or personal interviews. Be advised that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please confirm your understanding.

We hereby confirm our understanding that all written soliciting materials must be filed under cover of Schedule 14A.
Role of Our Compensation Consultant, page 119; Compensation Committee Structure and Responsibilities, page 155
37.	With respect to the engagement of compensation consultants by Hanover and Universal, please revise to provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. For example, please disclose the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.

We have revised Amendment No. 1 accordingly. Please see pages 125 and 169.
Hanover Compensation Discussion and Analysis, page 118
38.	If any actions have been taken with respect to executive compensation since the end of your 2006 fiscal year, please discuss them where appropriate in the CD&A. Please see Instruction 2 to Item 402(b). For example, we note that Hanover’s annual corporate financial performance targets are determined at the beginning of each year. You have included these targets on page 121 for 2006. If 2007 targets have been established, please include these as well.

We have revised Amendment No. 1 accordingly. Please see pages 133-136.

39.	Please clarify whether Hanover’s CEO makes recommendations to the Compensation Committee for measures, targets and similar items that affect his own compensation. We note that the CEO makes a recommendation with regard to “each executive officer.”

We have revised Amendment No. 1 accordingly. Please see pages 125-126.

40.	We note that the Compensation Committee retains the discretion to set compensation measures and targets for consideration by the independent board members, and that it takes the CEO’s recommendations under advisement in doing so. Please discuss the extent to which the Compensation Committee established these measures and targets as recommended by the CEO or whether the Committee exercised discretion to change them. In this regard, please specifically address the measures and targets that applied to Mr. Jackson’s compensation for his services as CEO.

We have revised Amendment No. 1 accordingly. Please see pages 125-126 and 131-133.
Annual Performance-Based Incentive Compensation, page 121
41.	Please clarify your discussion of how you calculate performance-based incentive compensation. The discussion states that cash payout is established as a percentage of eligible earnings, and that the bonus percentage varies based on the employee’s position and duties. Please explain how you determine the amount of an employee’s “eligible earnings” against which the bonus percentage is multiplied. Disclosure then states that the bonus percentage is multiplied by the results achieved. This makes it unclear whether the incentive compensation is a percentage of eligible earnings or a percentage of results achieved. Please also clarify the meaning of the heading “payout range” in the table. We are uncertain what amounts or measures are relevant to the percentages you list in that column.

We have revised Amendment No. 1 accordingly. Please see pages 127-129.

42.	Please disclose how the portion of the annual performance-based incentive compensation that is attributable to individual performance objectives is calculated. Discuss the measures, targets and formulas used to calculate this amount for each of the named executive officers.

We have revised Amendment No. 1 to provide additional information regarding how the portion of the annual performance-based incentive compensation that is attributable to individual performance objectives is calculated. As described on pages 126-129 of Amendment No. 1, performance measures and targets, as well as the relative weights of each such measure and target among all individual performance objectives, vary for each individual named executive officer. As described in Amendment No. 1, the purpose of the individual performance objectives is to support the individual annual performance goals of the Chief Executive Officer and to contribute to the achievement of the corporate performance goals generally. The individual performance goals are designed to implement these objectives and are tailored to the respective area of responsibility of the named executive officer. Hanover has disclosed in Amendment No. 1 the individual annual performance goals of the Chief Executive Officer and the corporate performance goals, which Hanover believes is the information that is material to an investor’s understanding of its compensation policies and decisions regarding the named executive officers.

43.	Please explain how the concept of weighting the measures of corporate and individual performance affects the amounts of incentive compensation paid to the named executive officers.

We have revised Amendment No. 1 accordingly. Please see page 128.
Long-Term Incentive Compensation, page 122

44.	Please define the term “cliff vesting.”

We have revised Amendment No. 1 accordingly. Please see page 130.
Practice Related to Long-Term Incentive Awards, page 124
45.	Please disclose the number of shares that the Chief Executive Officer is limited to awarding to any one individual as well as the aggregate number that may be awarded in any twelve-month period.

We have revised Amendment No. 1 accordingly. Please see page 131.
Chief Executive Officer Compensation, page 124
46.	We note that performance on personal objectives comprised 50% of Mr. Jackson’s total annual incentive award and that he achieved his personal objectives at 150% of target. We also note the bulleted disclosure of the results in connection with his personal objectives in 2006. Please disclose whether these include all of his personal objectives and what the targets were for each objective. Disclose whether any discretion can be or has been exercised with respect to meeting such goals and objectives. Please see Items 402(b)(2)(vi) of Regulation S-K.

We have revised Amendment No. 1 accordingly. Please see pages 132-133.
Universal Compensation Discussion and Analysis, page 155
47.	Disclosure in this section refers to Universal’s “Director of Total Rewards”. Please explain the significance of this title. For example, is this a management position, an office or a program within Universal?

We have revised Amendment No. 1 accordingly. Please see page 168.
Compensation Policy Components, page 158
48.	In your discussion of the short-term incentive component and the 2007 OIP on page 160, please discuss the KBAs for 2007. Please clarify whether there are targets assigned to the KBAs, or whether these are qualitative items the satisfaction of which is more subjectively determined.

We have revised Amendment No. 1 accordingly. Please see page 172.
Certain Relationships and Related Transactions, page 174

49.	Please provide the information required by Item 404(b) of Regulation S-K regarding your policies and procedures for the review and approval of transactions with related persons.

We have revised Amendment No. 1 accordingly. Please see page 187.
Unaudited Pro Forma Condensed Combined Financial Statements, page 183
50.	We note that your preliminary purchase price allocation has assigned the majority of your purchase price for Universal to goodwill. While we recognize that this allocation is preliminary, it is not clear to us from the current level of disclosure that you have identified all of the other intangible assets that you will acquire in connection with the acquisition. Please provide us with additional information, including your process for identifying other intangible assets, further detail of the other intangible assets that you have identified thus far, and the methodologies that you have employed to value those other intangible assets. You should also briefly disclose this information in your footnotes, along with a brief description of the factors that contributed to a purchase price that results in the recognition of such a large amount of goodwill. Please be aware that we may have additional comments on this issue once the merger is consummated and you have filed your updated purchase price allocation.

During the preliminary purchase price allocation process, we have identified several intangible assets in addition to goodwill. These finite-lived intangible assets primarily relate to customer relationships, customer related contracts and non-compete agreements.

Our preliminary purchase price allocation considered the guidance in Appendix A of SFAS No. 141 for purposes of identifying such intangible assets. Accordingly, a comprehensive list of potential identifiable intangible assets were provided to Universal’s Chief Operating Officer and its legal department and their feedback was solicited as to the applicability of such intangible assets in regards to Universal. The list provided included potential marketing-related, customer-related, artistic-related, contract-based and technology-based intangible assets. We determined that there were no additional intangible assets, except for those described above, that need to be recognized apart from goodwill, after consideration was given to the legal and contractual rights of the acquired business along with the intangible assets that are capable of being separated from the acquired business.

We have retained an independent valuation firm to assist management in determining the fair market value of the identified intangible assets. The valuation firm’s analysis is based on an analysis of the documentation provided by us and upon their experience in performing valuation engagements. The valuation firm defined fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, other than in a forced liquidation or sale. The fair market values of the identifiable intangible assets were determined primarily using the income approach, which bases the fair value of an asset on the present value of estimated future economic benefits with consideration given to current market expectations. We utilized the results of the valuation firm’s analysis in connection with the preliminary allocation of purchase price to the finite lived intangible assets referred to above and the resulting identification of goodwill.

We are continuing to evaluate several variables associated with the valuation of customer-related intangible assets such as customer turnover and the expected rate of return on our fixed assets. Ultimately, adjustments to these assumptions and the final determination of the fair value of our long-lived assets could result in an adjustment to the assigned fair value of customer-related intangible assets prior to the finalization of the purchase price allocation.

The goodwill resulting from the allocation of the purchase price was associated primarily with Universal’s market presence in various geographic locations, favorable cost of capital as a result of Universal’s master limited partnership subsidiary, growth opportunities in the markets that the combined companies serve, the expected cost saving synergies, the expertise of Universal’s experienced workforce and its established operating infrastructure.

We have revised the footnotes to the unaudited pro forma condensed combined financial information to include a description of the material intangible assets identified and the methodologies employed to value these intangibles as well as a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. In addition, we have added disclosure of the impact of a change in the estimated fair value of property, plant and equipment and intangible assets. See Footnote N to the pro forma financial statements.

51.	We note from Hanover’s December 31, 2006 Form 10-K that Hanover’s common stock has a par value of $0.001. It appears from pages 189 and F-3 in this Form S-4 that Iliad Holding’s common stock will have a par value of $0.01. It is unclear to us that the pro forma Holdings Combined equity accounts reflect the correct par value for post-merger common stock. It is also unclear that the pro forma Holdings Combined equity accounts reflect the effective reverse stock split by Hanover. Please advise or revise.

We have revised the common stock balance in the pro forma Holdings Combined equity account to reflect a par value of $0.01. Please see footnote K for detail on this pro forma adjustment on page 202.

52.	Please revise the line titled “income from continuing operations” on your pro forma statement of operations to clarify, if true, that this is income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Refer to Article 11-02(b)(5) of Regulation S-X.

We have revised this line to clarify it represents income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. In addition, we have added footnote P to reverse the non-recurring merger related expenses incurred by Hanover and Universal during the three months ended March 31, 2007. Please see pages 199-200 and 202.

53.	We read in footnote (A) that upon the merger you intend to change Universal’s accounting for compression fabrication operations from the completed contract method to the percentage-of-completion method. Please tell us why you believe that accounting for these contracts using percentage-of-completion is appropriate, explain to us how your conclusion is supported by SOP 81-1, and provide us with examples of Universal’s fabrication contracts to support your conclusion. In this regard, we read on page F-14 of Universal’s December 31, 2006 Form 10-K that the typical fabrication contract is completed within two to three months, and it is unclear to us that percentage-of-completion is appropriate for such short-term contracts.

We believe the percentage-of-completion method represents an acceptable accounting methodology in accordance with SOP 81-1 for purposes of recognizing revenue related to compressor fabrication construction contracts. We believe these compressor fabrication contracts are within the scope defined in paragraph .13 of SOP 81-1. As stated in paragraph .23 of SOP 81-1, percentage-of-completion is the preferable method of accounting for construction contracts in circumstances where reasonably dependable estimates can be made and in which all the following conditions exist:
•	Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

•	The buyer can be expected to satisfy his obligations under the contract.

•	The contractor can be expected to perform his contractual obligations.
We believe Universal’s compressor fabrication contracts meet all of the above mentioned requirements. While the typical fabrication period associated with these contracts is between two to three months, the period from initial engineering through final production and delivery, including component procurement activities is generally between four to six months but can be longer.

We considered paragraph .22 of SOP 81-1 and note that in Universal’s compressor fabrication contracts the customers generally claim rights to the product as it is being produced, as they make progress payments during the production cycle. As the contractor, Universal generally requires that its customers grant it a lien on such rights. The buyer generally has the right to take the work in progress, if they choose to, although it may include the assessment of a penalty. For instance, the first significant expense for some of Universal’s jobs is the preparation of technical drawings. If the customer cancels a job, it is required to pay at least the costs incurred to date (plus a margin) to cover the preparation of the drawings, but it is entitled to keep the drawings Universal produces. Such terms and conditions are indicative of enforceable rights and obligations that both parties incur in connection with Universal’s compressor fabrication contracts. We are supplementally providing to the staff, as Exhibit A to this memorandum, a copy of Universal’s standard terms and conditions applicable to its fabrication operations.

After consideration is given to the factors illustrated above, we believe Universal’s management process provides us the ability to reasonably measure progress toward completion and the terms of the contracts provide enforceable rights for each party along with appropriate contractual obligations that must be satisfied in the course of performance under the contracts. Consequently, we have concluded that the percentage of completion method provides an acceptable alternative for revenue recognition and these adjustments allow us to conform Universal’s accounting policies to Hanover, the acquirer for accounting purposes. Additionally, we have noted as evidenced by the nature of pro forma adjustments that the application of the completed contract method of revenue recognition did not result in material differences in Universal’s financial position and results of operations.

54.	You appear to have adjusted income from continuing operations within your calculation of diluted earnings per share for both historical Hanover and pro forma Holdings Combined to add back interest expense and amortization of financing costs, net of tax, relating to Hanover’s convertible senior notes due 2014. In this regard, we note your disclosure in footnote (Q). Please help us to understand how these adjustments to your calculation of diluted earnings per share are appropriate under Article 11-02(b)(7) of Regulation S-X.

Upon consummation of the proposed merger, Hanover’s convertible notes will become convertible into shares of the newly combined company (after consideration of the exchange ratio) following the proposed merger. Article 11-02(b)(7) of Regulation S-X states that a registrant should consider the possible dilution of a convertible security issued in the transaction. While no convertible securities are being issued in this proposed transaction, we have included as additional common stock equivalents those outstanding convertible securities that would be dilutive to the pro forma Holdings combined financial results during the periods presented. Please see footnote R on page 203.

55.	Please tell us what consideration you have given to determining the reportable segments of the post-merger entity. If you have determined how or if Universal’s reportable segments would merge into Hanover’s reportable segments, or if you expect to use a completely different set of reportable segments, please disclose this information to your investors. If you have not yet determined this information, please confirm to us that you will carefully assess Iliad Holding’s reportable segments in accordance with SFAS 131.

We have not yet determined the reportable segments but will carefully assess the combined company’s reportable segments in accordance with SFAS 131.
Annex A — Agreement and Plan of Merger
56.	Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. We do note your agreement in the exhibit index to furnish the staff with copies of the actual omitted schedules upon request.

We are filing Exhibit 2.2 briefly identifying the contents of the omitted schedules.
***
We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Stephen A. Massad at (713) 229-1475 or Ryan J. Maierson at (713) 229-2111 of Baker Botts L.L.P. with any questions or comments.

Exhibit A
THIS AGREEMENT CONTAINS DEFENSE, INDEMNITY, AND RELEASE PROVISIONS

UNIVERSAL COMPRESSION, INC.
TERMS AND CONDITIONS OF SALE
Universal Compression, Inc. (“Seller”) hereby agrees to sell to ___(“Buyer”), and Buyer hereby agrees to purchase, the parts and/or equipment (“Goods”) described in its Proposal or Buyer’s appended Purchase Order, if attached and signed by Seller, (either an “Order”) under these terms and conditions and in consideration of the mutual covenants herein contained, and other good and valuable consideration (this “Agreement”).
1. Controlling Terms. Buyer’s execution of this Order or taking delivery of any part of the Goods shall constitute acceptance of these terms and conditions contained herein along with any terms and conditions that the manufacturer requires Seller to incorporate into a sale of its products. Seller expressly rejects any terms and conditions submitted by Buyer that are inconsistent with or in addition to the terms and conditions contained herein, and Seller’s agreement to provide the Goods is expressly conditioned upon Buyer’s acceptance of these terms and conditions herein. No waiver or alteration of, or addition to these terms and conditions shall be binding unless expressly agreed to in writing by an officer of Seller.
2. Prices. The terms of payment are net cash in U.S. dollars via wire transfer to account(s) specified by Seller, according to the agreed to payment milestone schedule or, if none, on or before tender to carrier at Seller’s facility. If shipment is made in installments, a prorata payment shall be due as each shipment is made. Prices quoted are Ex Works Seller’s facility (here and throughout this Agreement, as defined by INCOTERMS 2000) with shipping charges to be paid by Buyer unless otherwise agreed to in writing by Seller. The prices quoted do not include change orders or changes in shipping or other costs that might stem from any change order accepted by Seller.
3. Taxes and Fees. All prices are exclusive of any Federal, State or local property, license, privilege, sales, use, excise, gross receipts or other taxes or fees which may now be or hereafter become applicable to this transaction, the Goods or to any services performed in connection therewith, and all such taxes and fees shall be for Buyer’s account. If any tax exemption certificate provided by Buyer to Seller is not recognized by the taxing authority involved, Buyer will promptly reimburse Seller for any taxes, interest, fines and penalties that Seller is required to pay.
4. Interest & Attorney’s Fees. In the event of default in the payment of any amounts owed hereunder, interest at the rate of 1.5% per month or the maximum legal rate, whichever is less, will be assessed on the unpaid balance from the date payment was due. In the event that this account is placed in the hands of an attorney for collection, Buyer also agrees to pay all fees, expenses and costs of collection incurred by Seller, including reasonable attorneys’ fees.
5. Delivery, Title & Risk of Loss. Risk of loss or damage to the Goods shall pass to Buyer upon oral, electronic or other written tender of delivery Ex Works Seller’s facility unless otherwise agreed to in writing by Seller, and Buyer shall keep the Goods fully insured with loss payable to Seller from the time of delivery until the purchase price has been fully paid to Seller. Title to the Goods sold shall pass at the time of delivery with Seller retaining a security interest in the Goods until such time as it receives full and final payment, and Buyer agrees to execute and file all documents deemed necessary by Seller to perfect said security interest. Any delivery dates quoted are approximate and shall depend on prompt receipt by Seller of all information necessary to proceed with the Goods immediately and without interruption. If the parties agree in writing to require Seller’s delivery to Buyer’s premises or jobsite, the price quoted and delivery is conditional upon free ingress and egress to the location and upon the location being readily accessible. Seller reserves the right to make delivery in installments, and a delay with respect to any installment shall not affect any other installments. Any delivery of Goods that is delayed by causes within Buyer’s control or due to Buyer’s inability to accept delivery may be placed in storage by Seller at Buyer’s risk, and Buyer shall be responsible for all freight, storage, insurance, and other expenses incurred thereby. Buyer’s receipt of Goods from carrier shall constitute a waiver of any claim for damage or shortage of Goods.
6. Acceptance. Buyer’s acceptance of the Goods sold shall occur upon delivery unless Seller is otherwise notified in writing within ten (10) days from receipt of Goods of Buyer’s intent to reject the Goods. Seller shall have no less than thirty (30) days from the date of receipt of such notice to remedy any nonconforming aspects of the Goods.
7. Force Majeure. Seller and the manufacturers of components incorporated into the Goods sold hereunder shall not be liable for loss, damage, detention, or delay, and Seller’s lack of performance will be excused, due to causes beyond Seller’s or said manufacturers’ reasonable control, including but in no way limited to war, civil insurrection or acts of the common enemy, fire, flood, strikes or other labor difficulty, acts of civil or military authority including governmental laws, orders, priorities or regulations, acts of the Buyer, embargo, car shortage, wrecks or delay in transportation, inability to obtain necessary labor, materials or manufacturing facilities from usual sources, and faulty forgings or castings. In the event of delay in performance due to any such cause, the time of performance shall be extended for a period of time equal to the period of the delay. If a delay resulting from any such causes extends for more than ninety (90) days and the parties have not agreed upon a revised basis for continuing the Goods at the end of the delay, then either party, upon thirty (30) days written notice, may terminate the order with respect to the unexecuted portion of the Goods whereupon Buyer shall compensate Seller for work performed with respect to the Goods through the date of termination plus any charges, fees or direct costs, including reasonable, noncancellable obligations incurred by Seller prior to receipt of the notice of termination, or incurred by Seller in terminating the work.
8. Warranty of Goods Manufactured by Seller. Seller warrants parts manufactured by it to be free from defects in material and workmanship for a period of twelve (12) months from date of startup or eighteen (18) months from date delivery, whichever occurs earlier, subject to the following conditions. Seller’s sole responsibility under this warranty shall be to either repair or replace, at its option, any such parts that fail under this warranty, provided Buyer has promptly reported same to Seller in writing. Such parts or repairs shall be provided at no cost to Buyer, at Seller’s facilities in Houston, Texas, during regular working hours. This warranty shall not apply to component parts or accessories not manufactured by Seller or to normal maintenance work, maintenance parts or normal wear and tear. Seller’s obligation under this warranty shall not include any transportation charges, cost of installation, duty, taxes or any other charges whatsoever.
9. Warranty of Other Manufacturer’s Products. Seller makes no warranties or representations of any kind, whether expressed, implied or statutory, and disclaims any responsibility for any component parts or accessories sold hereunder which are not manufactured by Seller. To the fullest extent permitted by law and by the manufacturers, Seller extends to Buyer the manufacturer’s warranty given to Seller by the manufacturer(s) of said component parts and accessories, but Seller does not guarantee those warranties. Claims under any manufacturer’s warranty shall be made in accordance with the manufacturer’s requirements regarding the return, repair, or replacement. Seller agrees to use all reasonable efforts and to cooperate with Buyer in processing any such claims.
10. Limitation of Warranty. The warranties contained herein do not apply (i) to repairs or replacements required because of accident, misuse, neglect, failure to maintain in accordance with manufacturer specifications, or causes other than ordinary use, (ii) to any portion of the Goods modified by or on behalf of Buyer, (iii) to design parameters and equipment selections mandated by the Buyer or user which are not in accordance with Seller’s standard design and safety practices, (iv) where manufacturer serial numbers or warranty decals have been removed or altered, (v) where Seller performed as directed by Buyer, its agents or representatives and the warranty matter arises as a result of Seller’s compliance with those directions, (vi) where Buyer fails to follow the recommended operating and maintenance procedures of the original equipment manufacturer, (vii) where Buyer fails to maintain a industry-standard safety shutdown/alarm system or

THIS AGREEMENT CONTAINS DEFENSE, INDEMNITY, AND RELEASE PROVISIONS

(viii) where Seller is not invited to participate in start-up procedures after installation of the Goods.
11. Indemnity. In this Agreement, “Claims” shall mean all claims, demands, causes of action, liabilities, damages, judgments, fines, penalties, awards, losses, costs, expenses (including, without limitation, attorneys’ fees and costs of litigation) of any kind or character arising out of, or related to, the performance of or subject matter of this Agreement.
A.
Seller shall release, indemnify, defend and hold Buyer and (i) its parent, subsidiaries and affiliated or related companies, (ii) its and their working interest owners, co-lessees, co-owners, partners, joint operators, customers, joint venturers, if any, and their respective parents, subsidiaries and affiliated or related companies, and (iii) the officers, directors, employees, agents, consultants and invitees of all of the foregoing (hereinafter “Buyer Group”) harmless from and against any and all Claims brought by, through or derived from any member of Seller Group (as defined below in Paragraph 11.B) or Seller Group’s subcontractors or their employees, agents or invitees with respect to loss, destruction or damage of the property of Seller Group or Seller Group’s subcontractors or their employees, agents or invitees, or personal or bodily injury, sickness, disease or death, loss of services and/or wages, or loss of consortium or society of any member of Seller Group or Seller Group’s subcontractors or their employees, agents or invitees.

B.
Buyer shall release, indemnify, defend and hold Seller and (i) its parent, subsidiaries and affiliated or related companies, and (ii) the officers, directors, employees, agents, consultants and invitees of all of the foregoing (hereinafter “Seller Group”) harmless from and against any and all Claims brought by, through or derived from any member of Buyer Group or Buyer Group’s other contractors or their employees, agents, consultants or invitees with respect to loss, destruction or damage of the property of Buyer Group or Buyer Group’s other contractors or their employees, agents, consultants or invitees, or with respect to personal or bodily injury, sickness, disease or death, loss of services and/or wages, or loss of consortium or society of any member of Buyer Group or Buyer Group’s subcontractors or their employees, agents or invitees. Pursuant to Article 5 of this Agreement, the Goods become Buyer’s property upon transfer of risk of loss and title as set forth herein, notwithstanding Seller’s retention of a security interest in the Goods until such time as it receives full and final payment.

C.
In the event this Agreement is subject to the indemnity limitations in Chapter 127 of the Texas Civil Practices and Remedies Code (or any successor statute), and so long as such limitations are in force, each party covenants and agrees to support the mutual indemnity obligations contained in Paragraphs 11(A) and 11(B) above, by carrying insurance (or qualified self-insurance) of the types and in the amounts not less than those specified in Article 12 of this Agreement, for the benefit of the other party.

D.
THE ASSUMPTIONS AND EXCLUSIONS OF LIABILITY, RELEASES AND INDEMNITIES SET FORTH IN THIS ARTICLE 11 SHALL APPLY TO ANY CLAIM(S) WITHOUT REGARD TO THE CAUSE(S) THEREOF INCLUDING, WITHOUT LIMITATION, PRE-EXISTING CONDITIONS, WHETHER SUCH CONDITIONS BE PATENT OR LATENT, THE UNSEAWORTHINESS OF ANY VESSEL OR VESSELS, IMPERFECTION OF MATERIAL, DEFECT OR FAILURE OF EQUIPMENT, BREACH OF REPRESENTATION OR WARRANTY (EXPRESS OR IMPLIED), ULTRAHAZARDOUS ACTIVITY, STRICT LIABILITY, TORT, BREACH OF CONTRACT, BREACH OF STATUTORY DUTY, BREACH OF ANY SAFETY REQUIREMENT OR REGULATION, OR THE NEGLIGENCE OF ANY PERSON OR PARTY, INCLUDING, WITHOUT LIMITATION, THE INDEMNIFIED PARTY OR PARTIES, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT AND/OR CONCURRENT, ACTIVE OR PASSIVE, OR ANY OTHER THEORY OF LEGAL LIABILITY.

12. Insurance. Upon written request, each party shall furnish to the other party certificates of insurance evidencing the fact that adequate insurance to support each party’s obligations hereunder has been secured. To the extent of each party’s indemnity and release obligations hereunder, each party agrees that all such insurance policies shall (i) be primary to the other party’s insurance (ii) name the other party, its parent, subsidiary and affiliated or related companies, and its and their respective officers, directors, employees, consultants and agents as additional insured, and (iii) be endorsed to waive subrogation against the other party, its parent, subsidiary or related companies, and its and their respective officers, directors, employees, consultants and agents.
13. Limitation of Liability. The remedies of the Buyer set forth herein are exclusive, and the total liability of the Seller and the manufacturers of Goods with respect to this Agreement and the Goods and services furnished hereunder, and in connection with the performance or breach thereof, and from the manufacture, sale, delivery, installation, repair, replacement or technical direction or services covered by or furnished under this Agreement, whether based on contract, warranty, tort, negligence, indemnity, strict liability or otherwise, shall not exceed the purchase price of the Goods or services upon which such liability is based provided, however, that the limitation of liability set forth in this Section 13 shall not apply to demands, claims, and liabilities which are the subject matter of the indemnity provisions set forth in Section 11.
14. Disclaimer of Non-Express Warranties. EXCEPT FOR THE EXPRESS WARRANTIES STATED HEREIN, SELLER DISCLAIMS ALL WARRANTIES ON THE GOODS AND SERVICES FURNISHED HEREUNDER, INCLUDING WITHOUT LIMITATION, ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. BUYER ACKNOWLEDGES AND ACCEPTS THE EXPRESS WARRANTIES AS ITS SOLE REMEDY WITH RESPECT TO THE GOODS AND SERVICES. THE EXPRESS WARRANTIES STATED HEREIN ARE IN LIEU OF ALL OBLIGATIONS OR LIABILITIES ON THE PART OF THE SELLER FOR DAMAGES, INCLUDING BUT NOT LIMITED TO SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THE USE OR PERFORMANCE OF THE GOODS SOLD AND SERVICES PROVIDED HEREUNDER.
15. Waiver of Consequential Damages. NEITHER BUYER NOR SELLER NOR MANUFACTURERS OF COMPONENTS OF THE GOODS SHALL IN ANY EVENT BE LIABLE TO THE OTHER FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS AGREEMENT OR ANY BREACH HEREOF, INCLUDING BUT NOT LIMITED TO DAMAGES FOR ANY DEFECT IN, OR FAILURE OF, OR MALFUNCTION OF THE GOODS SOLD OR SERVICES SUPPLIED HEREUNDER, WHETHER BASED UPON LOST GOODWILL, LOST REVENUE OR ANTICIPATED PROFITS (EXCEPT THOSE INCLUDED IN THE PRICE OF THE GOODS), INTEREST, LOSS OF USE, WORK STOPPAGE, IMPAIRMENT OF OTHER GOODS, LOSS BY REASON OF SHUTDOWN OR NON-OPERATION, INCREASED EXPENSES OF OPERATION OF THE GOODS, LOSS OF USE OF POWER SYSTEM, COST OF PURCHASE OF REPLACEMENT POWER, OR CLAIMS OF BUYER OR CUSTOMERS OF BUYER FOR SERVICE INTERRUPTION, WHETHER OR NOT SUCH LOSS OR DAMAGE IS BASED ON CONTRACT, WARRANTY, NEGLIGENCE, INDEMNITY, STRICT LIABILITY OR OTHERWISE.
13. Packaging. The Goods shall be packed according to Seller’s standard packaging standards, unless the parties expressly agree to the contrary in writing.
14. Setoffs. Buyer shall not set off against any amounts due Seller amounts claimed by Buyer against Seller for any reason whatsoever.
15. Assignment / Successors. Buyer cannot assign this Agreement or any part hereof without prior written consent of Seller. These terms

THIS AGREEMENT CONTAINS DEFENSE, INDEMNITY, AND RELEASE PROVISIONS

and conditions shall be binding upon and inure to the benefit of the parties and, when validly assigned, to their respective heirs, executors, administrators, successors and/or assigns.
16. Termination/Cancellation. Seller may terminate this Agreement if Buyer (a) is adjudged bankrupt, or a general assignment is made for the benefit of creditors, or a receiver is appointed on account of insolvency or (b) defaults in the performance of any material provision of this Agreement, including the payment of any sum due hereunder, and then fails to correct any such situation within fifteen (15) days following written notice thereof (“termination for cause”). Buyer may, with sixty (60) days advance written notice, cancel this Order for convenience (“cancellation for convenience”). Upon receipt of such notice of cancellation for convenience, Seller shall discontinue all work pertaining to the Goods in accordance with and to the extent specified in the notice and shall take commercially reasonable measures to minimize the costs incurred by such cancellation. In addition to any remedies available to Seller within this Agreement, by law or in equity, in the event of Seller’s termination for cause or Buyer’s cancellation for convenience, Buyer shall promptly pay Seller the amount specified in this Agreement’s Early Termination Schedule or, if none, an amount no less than (a) a prorata portion of the Order price measured by the percentage of completion of the Goods, (b) costs incurred to effect, and as a result of, the cancellation of the Order and any of Seller’s subcontracts plus (c) twenty percent (20%) of “(a)” plus “(b).” Upon Seller’s receipt of full payment, Seller shall, if so directed by Buyer, ship to Buyer at Buyer’s expense, all Goods for which Buyer has made payment. If Buyer fails to take possession of such materials within thirty (30) days of the date of full payment, Seller shall have the right to dispose of the Goods as it sees fit, without further obligation to Buyer and without in any way affecting Buyer’s obligation hereunder.
17. Governing Law. This Agreement shall be governed by and construed in accordance with the local, internal laws of the State of Texas, excepting therefrom any conflicts of laws provisions. The parties agree to the exclusive jurisdiction of the State and Federal courts located in Harris County, Texas. The parties agree that this Agreement is not subject to and shall not be interpreted in accordance with the United Nations Convention on Contracts for the International Sale of Goods. 18. Notices. All communications pursuant to this Agreement shall be in writing and shall be personally delivered, mailed by U.S. mail (postage prepaid), telecopied or emailed; provided, notice by telecopy or email shall be confirmed promptly in writing by U.S. mail. Notice shall be deemed given and effective on receipt.
19. Waiver. No waiver of any breach of any term, covenant or condition herein shall constitute a waiver of any other or subsequent breach of any term, covenant or condition hereunder. No forbearance or indulgence shall constitute a waiver or change of any covenant or condition.
20. Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall at any time or to any extent be invalid, illegal or unenforceable in any respect as written, Buyer and Seller intend for any court or arbitrator construing this Agreement to modify or limit such provision temporally, spatially or otherwise so as to render it valid and enforceable to the fullest extent allowed by law. Any such provision that is not susceptible of such reformation shall be ignored so as to not affect any other term or provision hereof, and the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid, illegal or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.
21. Electronic Transaction. The parties hereto agree to permit, recognize and accept the execution of this Agreement by means of an “electronic signature” as that term is defined in the Electronic Signatures in Global and National Commerce Act, 15 USC §§ 7001, et. seq., and the Texas Uniform Electronic Transactions Act, TX. Bus & Comm. Code, Ch 43. The parties hereto further agree to conduct transactions under this Agreement by electronic means. Accordingly, the absence of a manual signature in ink by any party hereto shall not affect the written electronic communication that constitutes this Agreement in any respect, provided that an electronic signature is transmitted herewith. Notices required or permitted hereunder may be delivered in electronic form, and if so delivered shall satisfy the notice requirements set forth herein or arising under applicable law.
22. Compliance with Laws. Buyer warrants that it will comply with all applicable international, federal, state and local laws and regulations related to the purchase, use and resale of the Goods, including those governing export control, unfair competition, corrupt practices and anti-discrimination.
23. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all previous communications, representations, understandings, and agreements, either oral or written, between the parties with respect to the subject matter. Except as otherwise provided herein, no changes, modifications, or additions to this Agreement shall be valid unless the same shall be in writing and signed by all parties hereto. This Agreement is subject to acceptance by Seller, who reserves the right to reject any order, in its sole discretion.
     This Agreement is executed this ___ day of ___ 20___, by the duly-authorized undersigned representatives of the parties.

Seller:
By:

Name:

Title:

Buyer:
By:

Name:

Title: